FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-14100) of Diageo plc, Diageo Investment Corporation and Diageo Capital plc and in the registration statements on Form S-8 (file No.’s 333-11460; 333-11462; 333-9770; 333-8094; 333-8098; 333-8090; 333-8100; 333-8106; 333-8102 and 333-8104) of Diageo plc and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEPENDENT AUDITOR’S REPORT AND CONSENT
SIGNATURES

INDEPENDENT AUDITOR’S REPORT AND CONSENT

The audits referred to in our report dated 4 September 2002, except as to the third paragraph of note 29 which is as of 7 November 2002 and note 32 which is as of 13 December 2002, include the related financial statement schedule as of 30 June 2002, and for each of the years in the three year period ended 30 June 2002, incorporated by reference in the registration statements on Form S-8 and Form F-3. This financial statement schedule is the responsibility of the company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference of our report dated 4 September 2002 except as to the third paragraph of note 29 which is as of 7 November 2002 and note 32 which is as of 13 December 2002 with respect to the consolidated balance sheets of Diageo plc as of June 30, 2002 and 2001 and the related consolidated profit and loss accounts, statements of total recognized gains and losses and cash flows for each of the years in the three year period ended 30 June 2002, which report appears in the Form 6-K dated 18 March 2003, in the following Registration Statements of Diageo plc:

Registration Statement on Form F-3 (File No. 333-14100); and
Registration Statement on Form S-8 (File No. 333-11460); and
Registration Statement on Form S-8 (File No. 333-11462); and
Registration Statement on Form S-8 (File No. 333-9770); and
Registration Statement on Form S-8 (File No. 333-8094); and
Registration Statement on Form S-8 (File No. 333-8098); and
Registration Statement on Form S-8 (File No. 333-8090); and
Registration Statement on Form S-8 (File No. 333-8100); and
Registration Statement on Form S-8 (File No. 333-8106); and
Registration Statement on Form S-8 (File No. 333-8102); and
Registration Statement on Form S-8 (File No. 333-8104)

Our report dated 4 September 2002 except as to the third paragraph of note 29 which is as of 7 November 2002 and note 32 which is as of 13 December 2002 contains an explanatory paragraph to explain that the Group adopted FRS 19 — Deferred tax in the year ended 30 June 2002 and that, as a result, the consolidated financial statements as of 30 June 2001 and for both of the years in the two year period ended 30 June 2001 referred to above have been restated.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London, England
1 April 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

2 April 2003	/s/ J Nicholls Name: J Nicholls Title: Deputy Secretary